Exhibit 99.1

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited Announces Preliminary Results for Hotel Operations

in the First Quarter of 2022

Shanghai, China, April 28, 2022 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “we” or “our”), a world-leading hotel group, today announced preliminary results for hotel operations in the first quarter (“Q1 2022”) ended March 31, 2022.

COVID-19 update

For our Legacy-Huazhu business, RevPAR recovery in the first two months of 2022 was on track. Nevertheless, such recovery was significantly interrupted by the large-scale outbreak of the Omicron variant in over 30 provinces in China since early-March 2022. Many cities, such as Shanghai and Jilin, have been subject to lockdown since then, which resulted in a sharp decline of both business and leisure traveling activities. However, such outbreak led to a rise in demand for hotels to serve the quarantine needs of infected persons or those in close contact with infected persons, as well as the accommodation needs of medical teams and delivery riders. As the Omicron variant is highly infectious, there are still uncertainties in terms of the impact on our Legacy-Huazhu business in the near-term. To mitigate risks, we are now implementing several costs and cash flow management measures.

Steigenberger Hotels AG and its subsidiaries (“DH”, or “Legacy-DH”) have been experiencing continuous RevPAR recovery since Germany unfolded its opening-up plan in mid-February 2022. RevPAR in March 2022 recovered to 65% of the 2019 level, as compared to only 47% of the 2019 level in January 2022. However, since RevPAR recovery is still at an early stage, a comprehensive cash flow improvement program remains critical. Therefore, DH will continuously focus on efficiency improvements, negotiation of further lease waivers, and personnel cost optimization.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q1 2022	Closed (2) in Q1 2022	Net added in Q1 2022	As of March 31, 2022 (3)	As of March 31, 2022
Leased and owned hotels	3	(12)	(9)	653	91,163
Manachised and franchised hotels	299	(128)	171	7,215	649,330
Total	302	(140)	162	7,868	740,493

(1)	Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)	The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q1 2022, we temporarily closed 9 hotels for brand upgrade and business model change purposes.

(3)	As of March 31, 2022,1299 hotels were requisitioned by governmental authorities.

	As of March 31, 2022
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,810	937
Leased and owned hotels	387	4
Manachised and franchised hotels	4,423	933
Midscale and upscale hotels	3,058	1,289
Leased and owned hotels	266	19
Manachised and franchised hotels	2,792	1,270
Total	7,868	2,226

Operational hotels excluding hotels under requisition

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2021	2021	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	243	286	263	8.0%
Manachised and franchised hotels	203	232	218	7.5%
Blended	209	239	224	7.2%
Occupancy Rate (as a percentage)
Leased and owned hotels	64.0%	67.4%	56.7%	-7.3p.p.
Manachised and franchised hotels	66.6%	68.4%	59.6%	-7.0p.p.
Blended	66.2%	68.2%	59.2%	-7.0p.p.
RevPAR (in RMB)
Leased and owned hotels	156	193	149	-4.4%
Manachised and franchised hotels	135	159	130	-3.8%
Blended	138	163	132	-4.1%

	For the quarter ended
	March 31,	March 31,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	258	263	1.9%
Manachised and franchised hotels	211	218	3.2%
Blended	221	224	1.2%
Occupancy Rate (as a percentage)
Leased and owned hotels	83.6%	56.7%	-27.0p.p.
Manachised and franchised hotels	79.8%	59.6%	-20.3p.p.
Blended	80.6%	59.2%	-21.4p.p.
RevPAR (in RMB)
Leased and owned hotels	216	149	-31.0%
Manachised and franchised hotels	169	130	-23.0%
Blended	178	132	-25.7%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter		yoy	For the quarter		yoy	For the quarter		yoy
	As of March 31,		ended March 31,		change	ended March 31,		change	ended March 31,		change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3320	3320	115	105	-8.5%	161	167	4.0%	71.5%	62.9%	-8.6
Leased and owned hotels	380	380	121	114	-6.5%	177	186	4.9%	68.4%	61.0%	-7.4
Manachised and franchised hotels	2940	2940	114	104	-8.9%	158	164	3.8%	72.0%	63.2%	-8.8
Midscale and upscale hotels	1905	1905	181	164	-9.4%	281	289	2.7%	64.4%	56.8%	-7.6
Leased and owned hotels	229	229	201	187	-7.3%	339	352	4.0%	59.4%	53.0%	-6.4
Manachised and franchised hotels	1676	1676	177	160	-9.9%	271	277	2.3%	65.5%	57.7%	-7.8
Total	5225	5225	144	131	-8.9%	210	218	3.5%	68.4%	60.2%	-8.2

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter		yoy	For the quarter		yoy	For the quarter		yoy
	As of March 31,		ended March 31,		change	ended March 31,		change	ended March 31,		change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)
Economy hotels	2024	2024	160	104	-34.9%	183	167	-8.7%	87.5%	62.4%	-25.1
Leased and owned hotels	358	358	177	111	-37.4%	200	182	-9.0%	88.2%	60.7%	-27.5
Manachised and franchised hotels	1666	1666	155	102	-34.1%	178	162	-8.6%	87.3%	62.9%	-24.4
Midscale and upscale hotels	795	795	251	155	-38.1%	324	288	-11.1%	77.3%	53.8%	-23.5
Leased and owned hotels	170	170	304	171	-43.9%	383	332	-13.1%	79.4%	51.3%	-28.1
Manachised and franchised hotels	625	625	231	149	-35.4%	302	273	-9.7%	76.5%	54.7%	-21.8
Total	2819	2819	191	122	-36.2%	227	205	-9.9%	84.0%	59.4%	-24.6

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q1 2022	Closed in Q1 2022	Net added in Q1 2022	As of March 31, 2022(5)	As of March 31,2022	As of March 31,2022
Leased hotels	1	-	1	77	14,472	29
Manachised and franchised hotels	-	(5)	(5)	43	9,894	16
Total	1	(5)	(4)	120	24,366	45

(4)	Legacy-DH refers to DH.

(5)	As of March 31, 2022, a total of 3 hotels were temporarily closed. 1 hotel was closed for renovation and 1 hotel was closed due to flood damage. Additionally, 1 hotel was temporarily closed due to low demand.

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2021	2021	2022	change
Average daily room rate (in EUR)
Leased hotels	77.9	95.4	90.0	15.6%
Manachised and franchised hotels	59.0	92.8	85.5	44.9%
Blended	68.5	94.2	88.0	28.4%
Occupancy rate (as a percentage)
Leased hotels	14.6%	42.8%	34.1%	+19.5 p.p.
Managed and franchised hotels	26.5%	50.7%	44.0%	+17.5 p.p.
Blended	18.8%	46.1%	38.0%	+19.2 p.p.
RevPAR (in EUR)
Leased hotels	11.4	40.9	30.7	169.6%
Managed and franchised hotels	15.6	47.1	37.6	141.0%
Blended	12.9	43.4	33.4	158.8%

Hotel Portfolio by Brand

	As of March 31, 2022
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,824	388,174	951
HanTing Hotel	3,096	277,885	608
Hi Inn	447	24,682	117
Ni Hao Hotel	83	5,772	178
Elan Hotel	965	55,421	2
Ibis Hotel	219	22,751	32
Zleep Hotels	14	1,663	14
Midscale hotels	2,554	281,168	977
Ibis Styles Hotel	82	8,522	17
Starway Hotel	544	44,740	202
JI Hotel	1,449	173,866	534
Orange Hotel	449	49,231	216
CitiGO Hotel	30	4,809	8
Upper midscale hotels	472	69,267	270
Crystal Orange Hotel	148	19,793	65
Manxin Hotel	91	8,705	54
Madison Hotel	41	6,164	56
Mercure Hotel	128	21,697	53
Novotel Hotel	15	4,032	16
IntercityHotel(6)	49	8,876	26
Upscale hotels	115	20,691	62
Jaz in the City	3	587	1
Joya Hotel	9	1,760	-
Blossom House	36	1,793	34
Grand Mercure Hotel	7	1,485	6
Steigenberger Hotels & Resorts(7)	53	13,889	13
MAXX (8)	7	1,177	8
Luxury hotels	15	2,327	4
Steigenberger Icon(9)	9	1,848	2
Song Hotels	6	479	2
Others	8	3,232	7
Other hotels(10)	8	3,232	7
Total	7,988	764,859	2,271

(6)	As of March 31, 2022, 2 operational hotels and 9 pipeline hotels of IntercityHotel were in China.

(7)	As of March 31, 2022, 11 operational hotels and 5 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(8)	As of March 31, 2022, 2 operational hotels and 7 pipeline hotels of MAXX were in China.

(9)	As of March 31, 2022, 3 operational hotels and 1 pipeline hotel of Steigenberger Icon were in China.

(10)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of March 31, 2022, Huazhu operated 7,988 hotels with 764,859 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2022, Huazhu operates 14 percent of its hotel rooms under lease and ownership model, and 86 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.